SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange of 1934

(Amendment No. 6)*

EQUANT N.V.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

29440910

(CUSIP Number)

FRANCE TELECOM S.A.

Pierre Hilaire

Director of Financial Information

6, place d’Alleray

75505 Paris Cedex 15, France

(011-33-1) 44-44-22-22

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29440910	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FRANCE TELECOM S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF, AF, WC and/or BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

                -0-

  8    SHARED VOTING POWER

                158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)

  9    SOLE DISPOSITIVE POWER

                -0-

10    SHARED DISPOSITIVE POWER

                158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.1% (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (société anonyme)

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). ATLAS SERVICES BELGIUM S.A. (f/k/a ATLAS TELECOMMUNICATIONS S.A.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF, AF, WC and/or BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BELGIUM

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

                -0-

  8    SHARED VOTING POWER

                158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)

  9    SOLE DISPOSITIVE POWER

                -0-

10    SHARED DISPOSITIVE POWER

                158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.1% (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (société anonyme)

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). COGECOM S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF, AF, WC and/or BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

                -0-

  8    SHARED VOTING POWER

                158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)

  9    SOLE DISPOSITIVE POWER

                -0-

10    SHARED DISPOSITIVE POWER

                158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.1% (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (société anonyme)

Item 1. Security and Issuer.

This Amendment No. 6 (“Amendment No. 6”) relates to the ordinary shares, nominal value €0.01 per share (“Equant Shares”), and the convertible preference shares, nominal value €0.01 per share (“Equant Preferred Shares”), of Equant N.V., a corporation (naamloze vennootschap) organized under the laws of The Netherlands (“Equant”), and amends and supplements the Schedule 13D (“Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 29, 2000 by France Telecom, a société anonyme organized under the laws of the Republic of France (“France Telecom”), and Atlas Services Belgium (formerly known as Atlas Telecommunications), a société anonyme organized under the laws of Belgium and an indirect substantially wholly owned subsidiary of France Telecom (“Atlas”), as amended and supplemented by Amendment No. 1 and Amendment No. 2 filed with the SEC on February 8, 2001 and July 2, 2001, respectively, by France Telecom and Atlas, and as further amended and supplemented by Amendment No. 3, Amendment No. 4 and Amendment No. 5 filed with the SEC on November 2, 2004, January 25, 2005 and February 10, 2005, respectively, by France Telecom, Atlas and Cogecom S.A., a société anonyme organized under the laws of the Republic of France and a direct substantially wholly owned subsidiary of France Telecom (“Cogecom”). Equant’s principal offices are located at Heathrowstraat 10, 1043 CH Amsterdam, The Netherlands.

Item 4. Purpose of Transaction.

Paragraphs (a) through (j) of Item 4 are hereby amended and supplemented to add at the end of each of them the following paragraph:

On May 24, 2005, the Extraordinary General Meeting of shareholders of Equant approved the Transaction and appointed a liquidator to administer the liquidation of Equant under the supervision of Equant’s Supervisory Board. On May 25, 2005, France Telecom acquired all of the assets and assumed all the liabilities of Equant for €1,259,585,588.30 (the “Purchase Price”) plus additional cash payments totaling €6,792,511.67 equal to the amounts payable by Equant under the terms of the Combination Agreement in respect of outstanding stock options. Also on May 25, the appointment of the liquidator became effective and, pursuant to Dutch law, Equant’s Management Board ceased to exist. Pursuant to the terms of the Combination Agreement, France Telecom paid the portion of Purchase Price attributable to France Telecom’s equity interest in Equant by delivery of a note with a principal amount €681,839,596.40.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)	As of May 25, 2005, assuming the conversion of the 10,000,000 Equant Preferred Shares into 10,000,000 newly issued Equant Shares as described in Item 3, the Reporting Persons beneficially owned 158,567,348 Equant Shares representing 54.1% of all of the issued and outstanding Equant Shares.

(b)	As of May 25, 2005, the Reporting Persons owned the sole power to vote and dispose of 148,567,348 Equant Shares and 10,000,000 Equant Preferred Shares, as described in Item 3. Equant Preferred Shares carry one vote per share and vote together with the Equant Shares as a single class.

(c)	To the knowledge of each of the Reporting Persons, none of the persons listed in Schedules I, II, or III hereto, as applicable, own any material amount of Equant Shares or have, during the past 60 days, effected any material transactions in Equant Shares.

Item 7. Material To Be Filed As Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit No.	Description
(19)	Joint Filing Agreement and Power of Attorney of France Telecom S.A., Atlas Services Belgium S.A. and Cogecom S.A. pursuant to Rule 13d-1(k) (previously filed with Amendment No. 3 to the Schedule 13D dated as of October 29, 2004 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated May 26, 2005

FRANCE TELECOM S.A.

By:	/S/ PIERRE HILAIRE
Name:	Pierre Hilaire
Title:	Director of Financial Information

ATLAS SERVICES BELGIUM S.A.

By:	/S/ PIERRE HILAIRE
Name:	Pierre Hilaire
Title:	Attorney-in-fact

COGECOM S.A.

By:	/S/ PIERRE HILAIRE
Name:	Pierre Hilaire
Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(19)	Joint Filing Agreement and Power of Attorney of France Telecom S.A., Atlas Services Belgium S.A. and Cogecom S.A. pursuant to Rule 13d-1(k) (previously filed with Amendment No. 3 to the Schedule 13D dated as of October 29, 2004 and incorporated herein by reference)

SCHEDULE I

The following are the directors and executive officers of FRANCE TELECOM S.A. as of May 25, 2005 and, their principal occupation or employment. The business address of all such persons for purposes of this Schedule 13D is FRANCE TELECOM S.A., 6, place d’Alleray, 75505 Paris Cedex 15, France. Each of such directors and executive officers is a citizen of France, except for Sanjiv Ahuja who is a citizen of the United States.

DIRECTORS

Name	Principal Occupation
Members Elected by the Annual General Meeting of Shareholders

Didier Lombard	Chairman and Chief Executive Officer of France Telecom

Bernard Dufau	Corporate strategic consultant

Arnaud Lagardère	Manager and general partner of Lagardère SCA

Henri Martre	Honorary Chairman of Aerospatiale

Stéphane Richard	Executive Vice President of Veolia Environnement

Marcel Roulet	Honorary Chairman of France Telecom

Jean Simonin	Former Managing Director of the Consumer Agency of France Telecom in Toulouse

Members Appointed by Decree of the French State

Pierre-Mathieu Duhamel	Budget Director at the French Ministry of the Economy, Finance and Industry

Jean-Pierre Jouyet	Ambassador for international economic affairs of the Republic of France

Jacques de Larosière	Advisor to BNP Paribas

Denis Samuel Lajeunesse	Managing Director of the State Holdings Agency (Agence des participations de l’Etat) within the French Ministry of the Economy, Finance and Industry

Henri Serres	Managing Director of Information Systems Security at the French General Secretariat for National Defense

Members Elected by Employees

Alain Baron	Employee of France Telecom

Jean-Michel Gaveau	Employee of France Telecom

René Bernardi	Employee of France Telecom

EXECUTIVE OFFICERS

Name	Position
Didier Lombard	Chairman and Chief Executive Officer

Jacques Champeaux	Senior Vice President assisting Didier Lombard for Regulatory Affairs

Michel Combes	Senior Executive Vice President, Financial Rebalancing and Value Creation, Finance, Chief Financial Officer

Stéphane Pallez	Senior Vice President assisting Michel Combes in Financial Rebalancing and Value Creation

Olivier Barberot	Senior Executive Vice President, Development and Optimization of Human Competencies (FT 2005), Management Networks and Internal Communications

Didier Quillot	Senior Vice President, Marketing and Branding Coordination (FT 2005), in charge of Orange France

Barbara Dalibard	Executive Vice President, Enterprise Communication Services

Olivier Sichel	Executive Vice President, Home Communication Services

Sanjiv Ahuja	Executive Vice President, Chief Executive Officer of Orange, Personal Communication Services

Michel Davancens	Executive Vice President, Sales and Services France under the responsibility of Michel Combes

Jean-Paul Cottet	Executive Vice President, International; Executive Vice President, TOP Program

Jean-Philippe Vanot	Senior Vice President, Networks, Carriers and IT

Pascal Viginier	Senior Vice President, Technology and Innovation

Louis-Pierre Wenes	Senior Vice President, Sourcing

Patricia Langrand	Senior Vice President, Content Aggregation

Bernard Bresson	Senior Vice President, Human Resources

Jean-Yves Larrouturou	Senior Vice President, General Secretary

Marc Meyer	Senior Vice President, External Communications

SCHEDULE II

The following are the directors and executive officers of ATLAS SERVICES BELGIUM S.A. as of May 25, 2005 and, their principal occupation or employment. The business address of all such persons for purposes of this Schedule 13D is ATLAS SERVICES BELGIUM S.A., 149, rue du Colonel Bourg, 1140 Brussels, Belgium. Johan van den Cruijce, Bernard Moscheni and Olivier Ysewijn are citizens of Belgium. Patrice Couturier and Thierry Lemaître are citizens of France.

DIRECTORS

Name	Principal Occupation
Patrice Couturier	Controlling Officer Responsible for Subsidiaries, France Telecom

Thierry Lemaître	Chief Financial Officer, Home Division, France Telecom

Bernard Moscheni	Chief Executive Officer of Mobistar

Johan van den Cruijce	Legal Counsel, Wirefree Services Belgium

Olivier Ysewijn	Head of Corporate Finance, Mobistar

SCHEDULE III

The following are the directors and executive officers of COGECOM S.A. as of May 25, 2005 and, their principal occupation or employment. The business address of all such persons for purposes of this Schedule 13D is COGECOM S.A., 6, place d’Alleray, 75505 Paris Cedex 15, France. Each of such directors and executive officers is a citizen of France.

DIRECTORS

Name	Principal Occupation
Pierre Hilaire	Director of Financial Information of France Telecom

Jacques Champeaux	Senior Vice President assisting Didier Lombard for Regulatory Affairs of France Telecom.

Michel Poirier	Group Treasurer of France Telecom

Alain Gauterie	Director of Accounting of France Telecom

Christophe Bresson	Senior Vice President, Head of Tax of France Telecom

EXECUTIVE OFFICERS

Name	Position
Pierre Hilaire	Chief Executive Officer

Michel Poirier	Delegated General Manager

Jean-Philippe Roulet	Delegated General Manager